SENIOR ADVISOR AND CORPORATE SECRETARY AGREEMENT

THIS AGREEMENT is made as of 28th day of October, 2011.

BETWEEN:

CLIFTON STAR RESOURCES INc., a body corporate incorporated under the laws of British Columbia and having its head office at Ste. 836-470 Granville Street, Vancouver, British Columbia, V6C IV5

(hereinafter called the "**Company**")

OF THE FIRST PART

AND:

HARRY MILLER, of 401 Detwiller Lane, Bellevue, Washington, United States of America 98004

(hereinafter called the "**Officer**")

OF THE SECOND PART

WHEREAS the Company carries on business as a mineral exploration and development company;

AND WHEREAS the parties have previously entered an agreement dated at June 1, 2008 (the "Previous Agreement") with respect to the retainer of the Officer which agreement was amended on two other occasions namely October 1, 2009 and February 10, 2011;

WHEREAS the Company and its operations have progressed to the point where the Officer believes the time has come for an experienced mining executive to succeed him as Chief Executive Officer and President;

WHEREAS the Officer has developed close and invaluable ties as well as the confidence of numerous parties that are crucial to the Company's future including with the property owners and the Company's financing partners as well as with investors in the Company and the Company wants to leverage these ties in the future;

AND WHEREAS the officer hereby resigns as Chief Executive Officer and President of the Company as of the effective date hereof and the parties wish to terminate the Previous Agreement as well as both the first and second amendments thereto whereof quit;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and mutual covenants in this Agreement and other good and valuable consideration, , the receipt and sufficiency of which is hereby acknowledged by both parties, the parties hereby covenant and agree with each other as follows:

1. RETAINER

1.1. Position. The parties hereby terminate the Previous Agreement and the amendments thereto and the Company agrees to retain the Officer and the Officer agrees to serve the Company in the capacity of Corporate Secretary, under the provisions of this Agreement during the term hereof.

1.2. Effective Date and Term of Agreement. . The parties agree this Agreement shall be effective November 7, 2011 (the "Effective Date") and shall continue in effect until December 31, 2013 unless terminated in accordance with the terms of this Agreement..

1.3. Responsibilities and Duties. The Officer's duties are to perform the services prescribed by the Chief Executive Officer of the Company and to perform the normal duties and responsibilities as would be consistent with the said position , but always subject to the direction from time to time by Chief Executive Officer of the Company. Throughout the term of this Agreement, the Officer shall diligently and faithfully perform his duties to the utmost of his ability, and shall use his best efforts to promote the interests and goodwill of the Company. The Officer shall not, during the term of this Agreement, take any action involving the Company inconsistent with the relationship of a Corporate Secretary. The Officer's title shall be Corporate Secretary, of the Company and his duties shall be those normally carried out by a person holding such position or positions.

1.4. Other Directorships / Positions During the term of this Agreement, the Officer shall devote all of his working time, attention and energies to the business of the Company. The Officer shall be permitted to maintain such directorships and other positions as are or may be, from time to time, disclosed to, and approved by the Board of Directors of the Company (the "Board").

1.5. Compliance with Policies. The Officer agrees to comply in all material respects with all the Company's current and future, as applicable, policies and procedures of the Board.

2. COMPENSATION

2.1. Annual Retainer. The Company agrees to pay the Officer and the Officer agrees to accept as remuneration for services hereunder an annual retainer of CDN $10,000 per month, payable monthly in arrears, exclusive of any other benefits referred to in this Agreement.. For greater certainty, annual retainer as referred to in this Agreement shall not include any other payments such as bonuses, share options or benefits, contemplated by this Agreement. No later than 5 days before the end of each month, the Officer shall advise the Company as to the geographic location(Country) in which his services have been rendered during the month so that the Company may properly account for the expenses relating to his services. Notwithstanding the foregoing, the Company will continue to pay the Officer at his current remuneration rate of $20,833.33 per month until December 31, 2011 instead of the $10,000 per month which will only begin for the period as of January 1, 2012.

2.2. Incentive Programs. To the extent permitted by law and the Company's stock option plan, the Officer shall be entitled to maintain any existing stock options in accordance with and on terms and conditions determined by the Directors in their sole discretion. The Officer acknowledges that his future participation in these plans or programs will be to such extent and in such amounts as the Board in its sole discretion may decide from time to time. Any amounts, which the Officer may be entitled to under any such plan or program shall not, for the purposes of this Agreement, be treated as annual retainer.. The Officer agrees that the Company, as it in its sole discretion may determine, substitute, reduce, modify, or, if necessary, eliminate such plans or programs at any time. All such plans or programs shall be governed by the policies of the various regulatory bodies which have jurisdiction over the affairs of the Company. The Officer currently holds the following options:

Name	Number of Options	Exercise Price	Grant Date	Expiry Date
Harry Miller	500000	$ 4,15	Sept 13/2010	Sept 13/2012
Harry Miller	575000	$ 5,35	Jan 22/2010	Jan 22/2013

Should the Company request that the shareholders extend any existing stock options while the foregoing stock options granted to the Officer are still issued and valid, then the Company undertakes to also request that the then un-expired options granted to the Officer also be extended but in his case until December 31, 2013 in order that their expiry coincide with the termination of this agreement. The Officer acknowledges that the Company can't guarantee that should such a request be made of the shareholders that the shareholders will approve such a request..

2.3. Vacation. The Officer shall be entitled to four (4) weeks vacation, without reduction in annual retainer, each calendar year, at such time or times as shall be convenient to him and the Company.

2,4. Expenses. The Officer shall be reimbursed by the Company for all reasonable out of pocket expenses actually and properly incurred by him in the discharge of his duties for the Company. The Officer agrees that such reimbursements shall be due after he has rendered an itemized expense account, together with receipts where applicable, showing all monies actually expended on behalf of the Company and such other information as may reasonably be l'equired and requested by the Company. The Officer shall submit an annual budget to the Board of Directors for its approvaL Without limiting the generality of the foregoing, the Company will reimburse the Officer for his cellular phone and a dedicated home line as well as all pre-authorized travel expenses relating to mining promotion activities.

3. CONFIDENTIALITY AND NON-COMPETITION

3.1. Confidentiality. The Officer will not, at any time or in any manner during the continuance of his retainer hereunder, or at any time after the termination of his retainer, diVulge any of the confidential affairs or secrets of the Company to any person or persons, without the previous consent in writing of the Board, except as reasonably necessary to carry out the Officer's duties and will not use or attempt to use any information which he may acquire in the course of his retainer for his own benefit, directly or indirectly.

3.2. Disclosure of Opportunities. The Officer agrees to communicate at once to the Company all business opportunities and improvements in the nature of the business of the Company which, while his retainer continues, he may conceive, make or discover, become aware of, directly or indirectly, or have presented to him in any manner, that relate in any way to the type of business of the Company, either as it is now or as it may develop, and such business opportunities (if accepted by the Company) and improvements shall become the exclusive property of the Company without any obligation on the part of the Company to make any payment therefor in addition to the annual retainer and benefits described in this Agreement to the Officer..

3.3. Non-Competition. The Officer further agrees that the Officer shall not, during the term of the Agreement, as extended (if at all either individually or with any other person, whether as principal, agent, shareholder, officer, advisor, manger, employee, or otherwise) directly or indirectly, engage in any business which is competitive with that of the Company or its subsidiaries, or accept retainer with or render services to a competitor of the Company except as specifically permitted by the Company.

4. TERMINATION

4.1. Termination by Officer. The Officer may terminate this Agreement and his retainer by giving the Company at least thirty (30) days' written Notice of Termination (as defined below). Any monies owed by the Officer to the Company up to the Termination Date, as defined in section 4.7, shall be then paid by the Officer to the Company.

4.2. Severance upon Termination without Cause. The Company may terminate this Agreement and the retainer of the Officer at any time without cause upon written Notice of Termination in which event the Company shall be obligated to provide the Officer with a severance payment in lieu of notice.

The cash portions of such severance shall be subject to all applicable statutory deductions. Such severance payment shall be payable on the fifth day following the Termination Date and shall consist of the following amounts:

(a) The portion of the Officer's annual retainer, at the rate in effect at the time of the Notice of Termination, then accrued to the Termination Date which has not been paid to the Officer; and

(b) An amount equal to the annual retainer that otherwise would have been payable to the Officer for duration of this Agreement (the "Termination Severance Period") for the period after the Termination Date.

The Officer agrees to accept the compensation payable in this subsection 4.2 in full satisfaction of any and all obligation, liability or claim that the Officer has or may have against the Company for such termination, including entitlement to reasonable notice, and the Officer agrees to sign and deliver a full and final release of the Company of all such claims in return for payment of the cash sums provided in this subsection 4.2 and, upon the Officer accepting the payment, this Agreement shall terminate. The Company shall remain bound by the terms of any outstanding option agreements between the Company and the Officer, to the extent permitted by law subject to the terms of the Company's then applicable stock option plan.

4.3. Termination for Cause. The Company may at any time terminate the retainer of the Officer and this Agreement for cause that would in law permit the Company to, without notice, terminate the Officer.. In such event the Officer shall not be entitled to any compensation, notice or payment in lieu of notice and shall solely be entitled to receive the full amount of the instalments falling due in respect of the Officer's annual retainer through to the Termination Date and reimbursable expenses accrued and unpaid to the Termination Date.

4.4. Incapacity. The Company may immediately terminate the retainer of the Officer by written Notice of Termination from the Company to the Officer (i) if the Officer shall, by reason of illness or mental or physical disability or incapacity be unable to perform his duties hereunder for any 90 consecutive days in any 365 day period or 120 days in the aggregate in any two (2) year period; or (ii) in the event of the total physical and mental incapacity of the Officer to perform his duties hereunder, as assessed by the Company acting reasonably. A termination under subsection 4.2 shall be deemed to be a termination for cause.

4.5. Effect of Death. If the Officer should die during the period of his retainer hereunder, termination of his retainer shall be deemed to have been effected without requirement for Notice of Termination by the Company and the provisions of subsection 4.3 shall apply and any payment to be made to the Officer pursuant to this Agreement shall be paid to the legal representatives of the Officer..

4.6. Notice of Termination. Any termination by the Company pursuant to subsections 4.2, 4.3 and 4.4 shall be communicated by written Notice of Termination. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision of this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Officer's retainer.. For purposes of this Agreement, no such purported termination shall be effective without such notice.

4.7. Termination Date. The date specified for termination in the Notice of Termination shall be the "Termination Date".

4.8. Return of Property. On the termination of his retainer for any reason, the Officer agrees to deliver up to the Company, within five (5) business days of such termination, all documents, financial statements, records, plans, drawings and papers of every nature in any way relating to the affairs of the

Company and its associated or affiliated companies which may be in his possession or under his control including any containing confidential information and to delete any electronic copies of such documents or information from any personal computers and other personal devices in his possession or control.

4.9. No Mitigation. The Officer shall not be required to mitigate the amount of any payments provided for under any subsection of this Section 4 by seeking other retainer or otherwise nor shall the amount of any payment provided for in this Section 4 be reduced by any compensation earned by the Officer as the result of retainer by another company, organization or individual after the Termination Date or otherwise.

5. <u>CHANGE OF CONTROL</u>

5.1. Termination after Change of Control. Despite any other provisions in this Agreement, the parties acknowledge that, given the particular enterprise and business of the Company, it is crucial and necessary that the Officer maintain a close relationship with the Board based on mutual loyalty, respect and trust. Accordingly, the Company agrees that, if the Officer elects to terminate the retainer based on the sole reason that there has been a Change of Control (as defined in subsection 5.5), then the Officer may give Notice of Termination in writing to the Board. The Notice of Termination must provide at least one month's notice to the Company. The Officer must exercise this right within six (6) months of the Change of Control in order to qualify for the payment and other provisions of subsection 5.2.

5.2. Payment upon Change of Control. The Company shall be obligated to provide the Officer with a payment on the fifth (5th) day following expiry of the notice period contained in the Notice of Termination provided pursuant to subsection 5.1, which shall consist of the following amounts:

(a) an amount equal to the amount, if any, of any reimbursable expenses then accrued to the Termination Date which have not been paid; and

(b) an amount equivalent to $500,000.

5.3. Full Satisfaction. The Officer agrees to accept the compensation as provided in subsection 5.2 in full satisfaction of any and all obligation, liability or claim the Officer has or may have against the Company and the Officer agrees to sign and deliver a full and final release of the Company of all such claims in return for payment of the cash sums provided for in section 5.2 and, upon the Officer accepting the payment, this Agreement shall terminate. The Company shall remained bound by the terms of any outstanding option agreements between the Company and the Officer, subject to the terms of the Company's then applicable stock option plan.

5.4. Interim Services to Be Continued. In the event that any person, or any person and its affiliates, as such terms are defined in the *Canada Business Corporations Act* ("CBCA"), begins a tender or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of Company, the Officer agrees that the Officer will not voluntarily terminate this Agreement, and will render services to the Company in the best interests of the shareholders until such person has abandoned or terminated efforts to effect a change of control of the Company or until such a change of control ofthe Company has occurred.

5.5. Definition of Change of Control. For purposes of the Agreement, a change of control of the Company ("Change of Control") means the occurrence of any of:

(a) the purchase or acquisition of any common shares or securities convertible into common shares ("Convertible Securities") by a Holder which results in the Holder beneficially owning, or exercising control or direction over, common shares or Convertible Securities such that, assuming only the conversion of Convertible Securities beneficially owned or over which control or direction is exercised by the Holders, the Holders would beneficially own, or exercise control or

direction over, common shares of the Company carrying the right to cast more than 50% of the votes attaching to all such common shares;

(b) approval by the shareholders of the Company of:

(i) an amalgamation, arrangement, merger or other consolidation or combination of the Company with another corporation pursuant to which the shareholders of the Company immediately before the amalgamation, arrangement, merger or other consolidation or combination of the Company do not immediately thereafter own shares of the successor or continuing corporation which would entitle them to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation which may be cast to elect directors of that corporation;

(ii) the liquidation, dissolution or winding-up of the Company; or

(iii) the sale, lease or other disposition of all or substantially all of the assets of the Company.

5.6. Definition of Holder. For the purposes of this Agreement, "Holder" means a person, a group of persons or persons acting jointly or in concert or persons associated or affiliated, within the meaning of the CBCA, with any such person, group of persons or any of such persons acting jointly or in concert.

6. INDEMNITY

6.1. Indemnity. Subject to the provisions of the CBCA and the Company's Articles, the Company will defend, indemnify, and save harmless the Officer from and against all actions, proceedings, demands, claims, liabilities, losses, damages, judgments, costs and expenses including, without limiting the generality of the foregoing, legal fees and disbursements on a solicitor and his own basis (together with all applicable taxes) which the Officer may be liable to payor may incur by reason of his services in good faith as an Officer of the Company or any prior period in which the Officer was an officer and/or contractor to the Company.

7. SUCCESSORS OR ASSIGNS

7.1. Successors to the Company. The rights and obligations of the Company under this Agreement shall enure to the benefit of and be binding upon the successors or assigns of the Company. The Company will require any successor (whether direct or indirect, by purchase, amalgamation, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place, provided that, if the Officer agrees, an express agreement may not be required if such results by operation of law. Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Officer to compensation from the Company in the same amount and on the same terms as the Officer would be entitled hereunder pursuant to subsection 5.1 as if such succession had not occurred except that, for purposes of implementing the foregoing, the date of which any such succession becomes effective shall be deemed the date of resignation. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this subsection 7.1 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

8. MISCELLANEOUS

8.1. Governing Law. This Agreement and the retainer of the Officer shall be governed, interpreted, construed and enforced according to the laws of the province of British Columbia and the laws of Canada applicable therein.

8.2. **Benefit Binding.** This Agreement shall inure to the benefit of and be enforceable by the Officer's legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Officer should die while any amounts are still payable to him hereunder, all such amounts, unless otherwise provided in this Agreement, shall be paid in accordance with the terms of this Agreement to such legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees or, if there be no such designee, to his estate.

8.3. **Associates and Affiliates.** References in this Agreement to "associates"" or "affiliates" shall mean associates and affiliates as defined in the CBCA..

8.4. **Entire Agreement.** . This Agreement represents the entire agreement between the Officer and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with the Company or any officer or agent thereof.

8.5. **Notice.** Any notice, acceptance or other document required or permitted hereunder shall be considered and deemed to have been duly given if delivered by hand or mailed by postage prepaid and addressed as follows:

To the Officer:

Harry Miller
401 Detwiller Lane
Bellevue, WA 98004

To the Company:

Clifton Star Resources Inc.
Rogers Building
Ste. 836 - 470 Granville Street
Vancouver, BC V6C IV5
Attention: Ian Beardmore

With a copy to:

Lavery de Billy

1 Place Ville Marie

Suite 4000

Montreal, Quebec, H3B 4M4

or to such other address as any party may specify in writing to the other and shall be deemed to have been received, if delivered, on the date of delivery and if mailed as aforesaid, then on the second business day following the date of mailing thereof provided that if there shall be, at the time of mailing or within two business days thereof, a strike, slowdown . or other labour dispute which might affect delivery of notice by the mails then the notice shall only be effective if actually delivered.

8.6. **Waiver.** The waiver by the Officer or by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by the Company or by the Officer..

8.7. **Time.** Time shall be of the essence of this Agreement.

8.8. Currency. All references in this Agreement to dollar amounts shall be deemed to refer to Canadian funds.

8.9. Voluntary Agreement. The Company and the Officer further acknowledge and declare that they each have carefully considered and understand the terms of retainer contained in this Agreement including, but without limiting the generality of the foregoing, the Officer's rights upon termination and the restrictions on the Officer after termination, and acknowledge and agree that the said terms of retainer and rights and restrictions upon termination are mutually fair and equitable, and that they executed this Agreement voluntarily and of their own free will.

8.10. Independent Legal Advice. The Officer acknowledges and agrees that, with respect to this Agreement, Lavery de Billy has acted as legal counsel to the Company only and not to the Officer, and that Lavery de Billy has not been engaged to protect the rights and interests of the Officer. The Officer acknowledges and agrees that the Company and Lavery de Billy have given the Officer adequate opportunity to seek, and have recommended that the Officer seek and obtain, independent legal advice with respect to the subject matter of this Agreement and for the purpose of ensuring his rights and interests are protected. The Officer represents and warrants to the Company and to Lavery de Billy that the Officer has sought independent legal advice or consciously chosen not to do so with full knowledge of the risks associated with not obtaining such independent legal advice. The Officer acknowledges that he has read and understood this provision of this Agreement and indicates so by signing this Agreement.

8.11. Board Approval. This Agreement shall be subject to the approval of the Board of Directors of the Company.

8.12. Survival. The provisions of subsections 3.1 and 4.5 and Section 7 shall survive the termination of this Agreement.

IN WITNESS WHEREOF the Company has caused its corporate seal to be hereunto affixed by and in the presence of its duly authorized officers on that behalf and the Officer has hereunto set his hand and seal as of the day and year first above written.

CLIFTON STAR RESOURCES INC.

Authorized Signatory

SIGNED, SEALED AND DELIVERED)
BY HARRY MILLER)
in the presence of:)
)

_____________)
Signature)
)

_____________)

HARRY MILLER